
màkku
BORN IN NYC
BREWED IN

# SOOL

## BRINGING KOREAN ALCOHOL MAINSTREAM

OUR STORY

# An Authentic, Modern Revival Rooted In Tradition



In 2016, Carol visited Korea and went to a makgeolli bar. She discovered the depth, breadth, and culture around makgeolli, a traditional Korean alcohol.

The makgeolli in Korea tasted noticeably better than the makgeolli available in the US. Carol found that imported US makgeolli brands were made with rice flour and flavorings (rather than real steamed rice), and were filled with artificial flavors and sweeteners. This led to a thin flavor profile and bitter aftertaste.

Given makgeolli's approachable characteristics- low alcohol, bubbly, delicious and refreshing - and the growing interest in Korean culture, Carol was inspired to introduce authentic makgeolli to the US.

Back at home, Carol started brewing makgeolli with her mom in New York and **Màkku was born – A modern makgeolli made with real steamed rice and all natural ingredients.**

SOOL

BACKGROUND

# Makgeolli: Korea's oldest alcoholic beverage

**Makgeolli is a centuries-old Korean alcohol**, always present at Korean holidays and celebrations.

In the past decade, there's been a strong resurgence of makgeolli sales in Korea, **growing at a 6.1% CAGR from 2021-2025, with an estimated $780M in domestic sales for 2025.**[1]

Seeing growth in traditional Korean alcohol exports, **the Korean government is planning to revamp Korea's liquor sector and capitalize on the Hallyu wave. "One of the most important products to consider here is makgeolli."** [2]

The New York Times

"Industry experts say that the new demand for makgeolli is largely driven by young Korean professionals who see the drink — once known mainly as a tipple for Korean farmers — as a marker of cosmopolitan refinement. Mr. Huh described its appeal as "newtro," popular slang in South Korea that combines the words "new" and "retro."[3]

SOURCES : 1 2 3

# MÀKKU

**AMERICA'S 1st CRAFT MAKGEOLLI,**
**A KOREAN RICE BEER**

A modern take on makgeolli, a traditional Korean alcohol made from rice. Makku has a creamy, smooth body, with light bubbles and a hint of sweetness.

Import Beer, 6% Alcohol By Volume

- ORIGINAL
- BLUEBERRY
- PASSION FRUIT
- MANGO







All Natural Ingredients
Gluten Free
MÀKKU
Original
막걸리
Premium Makgeolli
12 FL. OZ. (355mL) 6% Alc. / Vol.


NEW YORK INTL BEER COMPETITION
2021
DOUBLE GOLD WINNER

- MADE IN KOREA
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN

SOOL

# Creamy, smooth, sparkling, & slightly sweet, Màkku is a new beer alternative.

*ALCOHOL OCCASIONS*

0% ABV

**LIGHT, REFRESHING, LOW ABV (Alcohol by Volume)**

| HEALTH IN MIND | RELAX & UNWIND | MEAL COMPANION | SOCIAL BONDING | SMALL INDULGENCE | BIG BUZZ |
|---|---|---|---|---|---|
| Light Beer/Hard Seltzers, Hard Kombuchas, Hard Tea | | | | | |
| | Màkku/Beer/Beer Alternatives | Màkku/Beer/Beer Alternatives | Màkku/Beer/Beer Alternatives | Màkku/Beer/Beer Alternatives | |
| | Wine | Wine, Soju, Sake | Wine, Soju | Cocktails | |
| | Spirits | Spirits | | | Spirits |

**SPIRIT FORWARD, HIGH ABV (Alcohol by Volume)**

40% ABV

MÀKKU MOMENTS

## Relax & Unwind


perfect summer night.
MÀKKU


best way to end the day
MÀKKU



## Meal Companion


MÀKKU
Simple and perfect
@drinkmakku
Craving @fuchai_miami bulgogi (불고기)


MÀKKU

## Social Bonding


... and winding up with @drinkmakku





SOOL

OUR VISION

# Building the Next Iconic Korean Alcoholic Beverage Brand


JINRO CHAMISUL
참이슬
fresh

HITEJinro
하이트진로음료

EST. 1924 | REVENUE: $2B

↓


Cass
FRESH

오비맥주
Oriental Brewery Co.

EST. 1994 | REVENUE: $1.2B

↓


MAKKU

SOOL

EST. 2019

SOOL

# Hallyu (The Korean Wave) is a Global Phenomenon












Interbrand
Best Global Brands 2022

**2012**

**'Gangnam Style' becomes the most-watched video on YouTube ever**

**2014**

Korea beauty product exports ($1.067B) exceeds imports ($978M).[1]

9 years later, **K-beauty is a $6.5B export industry, ranking fourth in the world.**[2]

**2017**

The # of overseas **Korean restaurants increases 262%** from 2009, with a clientele that is more than 75% non-Korean.[3]

**2020**

**"Parasite"** takes home **Oscar for best picture**

**2021**

**BTS' Butter Music Video** becomes the **fastest video in YouTube history to surpass 10M views** – doing so in just 13 minutes.[4]

**2022**

**Squid Game,** the **most watched show in Netflix history**, is nominated for 7 Emmy Awards, bringing home 2 of them.

**2022**

**Korean language is one of the fastest growing in the world** and the 7th most-studied language on Duolingo, the learning app with over 500M users.[5]

**2023**

Samsung, Hyundai and Kia are amongst the **Top 100 most valuable brands in the world.**[6]

Just 70 years after the end of the Korean War, **Korea is the 10th largest economy in the world.**[7]

SOURCES : 1 2 3 4 5 6 7

# And makgeolli is next to get onboard the Hallyu Wave

The New York Times

" Makgeolli has become a cosmopolitan sensation over the past decade... "

한국일보 THE KOREA TIMES

" Kooksoondang makgeolli exports hit record hit in 2022... "

CNN Travel

" Makgeolli: How Korean rice wine is stepping out of Soju's shadow... "

daily meal

" Korea's oldest alcoholic beverage is coming back to life in the US... "

SOOL

# Brand Pillars

## WOMAN & ASIAN OWNED


2023 DRINKS INNOVATORS OF THE YEAR
MAKKU
CAROL PAK

## HERITAGE PRODUCT FROM KOREA


drinkmakku
Homemade with love. Thankful for all of our ...
5
5
Liked by [redacted] and others

## COMMUNITY DRIVEN


12:41
DRINKMAKKU
Posts
drinkmakku
CRUSHED IT
GOAL
$ 124K
REACHED IN
4 HRS
THANK YOU
WEFUNDER.COM/SOOL
Liked by and 343 others
drinkmakku We're so happy to share that we successfully reached our crowdfunding goal... more
View all 6 comments
sublime.eats congrats!!

SOOL

# Since launching..

Sold into 1,400 accounts across 23 States

Ranked as the 5th Best Selling AAPI-Owned Brand in 2021 & 2022

Named as 1 of 9 Drinks Innovators in 2023

Sold over 3,000,000 cans



Data

Top 10 AAPI-Owned Brands

| 2022 | 2021 |
|---|---|
| 1. Teremana | 1. Teremana |
| 2. 90+ Cellars | 2. 90+ Cellars |
| 3. Skrewball | 3. Skrewball |
| 4. Two Robbers | 4. Two Robbers |
| 5. Makku | 5. Makku |
| 6. Te Pa Wines | 6. Mija Sangria |
| 7. Lunar Hard Seltzer | 7. Yobo |
| 8. Kasama Rum | 8. Erstwhile Mezcal |
| 9. Yobo | 9. Te Pa Wines |
| 10. Mija Sangria | 10. Kasama Rum |

BevAlc Insights by DRIZLY

SOOL

# Based on Nielsen, Màkku is the 6th Fastest Growing* Independent Craft Beer Brand in NY

| Nielsen Brand Families | $ Sales TY | $ Sales LY | Pct Change $ vs LY | $ Sales Change vs LY |
|---|---|---|---|---|
| *Prison City* | $310,146.28 | $2,452.70 | 12545.09% | $307,693.58 |
| *Blake's Hard Cider Co* | $304,089.64 | $14,844.90 | 1948.45% | $289,244.74 |
| *Vita Malt* | $8,398.54 | $631.19 | 1230.59% | $7,767.35 |
| *Sober Carpenter* | $3,529.07 | $303.63 | 1062.29% | $3,225.44 |
| *Abomination Brewing Company* | $3,618.25 | $358.41 | 909.53% | $3,259.84 |
| ***Màkku*** | **$86,389.02** | **$9,485.34** | **810.76%** | **$76,903.68** |
| *Hudson Valley Brewery* | $17,576.39 | $2,023.08 | 768.79% | $15,553.31 |
| *Return Brewery* | $8,038.65 | $984.21 | 716.76% | $7,054.44 |
| *Kill Boro* | $3,141.57 | $397.48 | 690.37% | $2,744.09 |
| *Artisan Brew Works* | $6,398.89 | $881.66 | 625.78% | $5,517.23 |
| **TOTAL** | **$591,058,936.84** | **$585,910,324.64** | **0.88%** | **$5,148,612.20** |

**Nielsen is a Leading Provider of Retail Scan Data. In H2 2023 – Màkku is the 6th fastest growing existing brand by percentage growth vs LY*

SOOL

# 2023 Retail Chain Placements



BevMo!
Wegmans
Total Wine & MORE
WHOLE FOODS

KEY MARKETS:
NY, NJ, CA, WA, MA, DMV

Total Wine & MORE
**2022/2023**

Secured authorization on all 4 skus in 2022

In 2023, we expanded distribution in 10+ states

↓

WHOLE FOODS MARKET
**JUNE 2023**

National display program secured in 100+ stores across 18 states

Core planogram placements secured in 8 states

↓

BevMo!
**AUG 2023**

Original and Mango rolled out to 40+ stores across California

↓

Wegmans
**SEP 2023**

All 4 skus rolled out to 50+ stores across New York City and Western New York

SOOL


Màkku spotted
@wholefoods
WHOLE FOODS - COLUMBUS CIRCLE
MÀKKU
UNFILTERED RICE BEER. 6% ABV MANGO MAKGEOLLI


UNFILTERED RICE BEER. 6% ABV MANGO MAKGEOLLI
MÀKKU
UNFILTERED RICE BEER. 6% ABV BLUEBERRY MAKGEOLLI


12:45
jbenvenga
Màkku @wholefoods
Chappaqua, NY


MÀKKU SPOTTED
@WHOLEFOODS
WHOLE FOODS MARKET

# Case Study: Our success in Whole Foods shows Makku's mainstream viability

- Whole foods expansion across 18 states for June programming
- Landed 224 total stores
- All existing SKUs up over 300% net sales YOY L12W
- Secured second national programming for Jan '24 (Lunar New Year)

SOOL

# 2024 Focus: Retail Chain Expansion

Initial chain store sales provides syndicated data for Makku to expand in other retail chains.

We will continue targeting retailers who seek innovative, diverse, authentic, and premium products and/or have a strong Asian product selection.

## EXPANSION (Q1-2)

Wegmans
Whole Foods Market
Total Wine & More
Key Food Fresh
BevMo!
Foodtown
Food Bazaar Supermarket
Town Town
Fairway

## FUTURE TARGETS

Trader Joe's
Costco Wholesale
Target
Kroger
Ralphs

SOOL

# THE MÀKKU DIFFERENCE


MAKKU

OUR BRAND

# A Heritage Product with Unique Positioning and Appeal

A creamy, smooth liquid, with a subtle sweetness and light fizz. Light, refreshing and delicious!

A Korean cultural icon, with over 2,000 years of history

Pairs well with Asian cuisine, Asian flavors, rice dishes and spicy dishes

A staple for inclusive Asian Celebrations *(i.e., Lunar New Year, AAPI Heritage Month, Mid Autumn Festival)*

# LEANING INTO K-CULTURE


1:47
Photo
drinkmakku
NOV 8 - 9 | @ SHOPIFY NY 131 GREENE ST. NYC
K-EDITS
KOREAN MUSIC & CURATED GOODS
ELOREA goodlight HALMI MÀKKU SSONE
View insights
Boost post
Liked by drinkhalmi and others
drinkmakku PSA: Complimentary Màkku!!


MÀKKU
What questions do you have for our special guest Michelle?
Type something....
CRYING IN H MART
MICHELLE ZAUNER


8:08
Reels
UNFILTERED RICE BEER.
TIME REVOLUTION
View insights
drinkmakku and missha_us
CLOSED
missha_us
475
497
70
Add comment...
Try it


kpopbroadway
Circle In The Square Theatre
Liked by drinksoku and 513 others
kpopbroadway #KPOPBroadway is more than a performance, it's a K-pop filled party and we're celebrating with a giveaway!
Want to win 2 tickets to the show AND a discount code to use on these delicious cans? Follow @KPOPBroadway + @DRINKMAKKU + @DRINKSOKU, then tag a friend in the comments for a chance to win!
View all 55 comments


Enjoying a @drinksool for the premiere of Pachinko
MÀKKU


1:54
DRINKMAKKU
Tagged
Manage
dazedkorea
1/7
MÀKKU
Feature in your shop
Request
1,313 likes


MÀKKU
@DRINKMAKKU

# Our earliest adopters choose Makku for its unique, delicious taste, and our deep Korean heritage

- Asian Americans
- K-Culture Lovers
- Sweet Drink Lovers
- Explorers



Newly discovered favorite drink!
@DRINKMAKKU
This is
Oh, @drinkmakku, you're delicious.
I'm converted.
Seltzers have nothing on unfiltered rice beer by @drinkmakku
still an unofficial spokesperson of @drinkmakku
Blueberry makgeolli from @drinkmakku. Super tasty stuff
MAMMA KIM approves
This was the legit the most delicious -alcoholic- drink I've ever had in my life @drinkmakku
The goat @drinkmakku
GOAT

SOOL

# Our flavors


All Natural Ingredients
Gluten Free
MÀKKU
Original
막걸리

## ORIGINAL

| | |
|---|---|
| INGREDIENTS | Water, Rice, Cane Sugar, Rice Nuruk, Carbon Dioxide, Yeast |
| CALORIES | 170 |
| TASTING NOTES | Delicate aromas of white blossom, Crème fraîche, freshly steamed rice, banana, and melon |


MÀKKU
Blueberry

## BLUEBERRY

| | |
|---|---|
| INGREDIENTS | Water, Rice, Cane Sugar, Blueberry Concentrate, Rice Nuruk, Carbon Dioxide, Yeast |
| CALORIES | 190 |
| TASTING NOTES | Aromas of delicate violet, freshly picked blueberries with a touch of minty freshness |


All Natural Ingredients
Gluten Free
MÀKKU
Passion Fruit

## PASSION FRUIT

| | |
|---|---|
| INGREDIENTS | Water, Rice, Cane Sugar, Passion Fruit Concentrate, Rice Nuruk, Carbon Dioxide, Yeast |
| CALORIES | 190 |
| TASTING NOTES | Fragrance of yellow flower bouquet, fresh passion fruit, and Greek yogurt |


All Natural Ingredients
Gluten Free
MÀKKU
Mango
망고

## MANGO

| | |
|---|---|
| INGREDIENTS | Water, Rice, Cane Sugar, Mango Concentrate, Rice Nuruk, Carbon Dioxide, Yeast |
| CALORIES | 170 |
| TASTING NOTES | Intense aromas of sweet and ripe mango with crème fraîche |

# A sneak peek at our can updates

*Expanding consumer education using our cans*



MÀKKU
막걸리
ORIGINAL
Premium Makgeolli
Korean Rice Beer
12 FL. OZ. (355mL) 6% Alc./Vol.
All Natural Ingredients
Gluten Free
TASTING NOTES
Steamed Rice
Banana
Melon
Creme Fraiche
PROUDLY BREWED IN KOREA
Dating back to the Three Kingdom Era (37BC), makgeolli is a traditional Korean alcohol brewed with steamed rice.
After falling in love with makgeolli during a trip to Korea, Carol and her mom started brewing together, and Màkku was born.
Learn more at drinksool.com
drinkmakku
Nutrition Facts
Serving Size 1 Can (12 FL.OZ. / 355 mL)
AMOUNT/SERVING % DV
Calories 170
Total Fat 0g 0%
Sodium 0mg 0%
Total Carbohydrate 13mg 4%
Sugars 13g
Protein 1.5g 3%
% DV are based on a 2,000 calorie diet
Distributed and Imported by Sool, Bayside, NY. Product of Korea.
INGREDIENTS: Rice, Water, Nuruk (Live Cultures), Rice Nuruk, Sugar, Yeast, Carbon Dioxide
VEGAN & GLUTEN FREE
GOVERNMENT WARNING: (1) According to the Surgeon General, women should not drink alcoholic beverages during pregnancy because of the risk of birth defects. (2) Consumption of alcoholic beverages impairs your ability to drive a car or operate machinery, and may cause health problems.
853725 008000
CT-HI-IA-MA-ME-NY-VT 5¢
MI-OR 10¢ CA CRV OK+
Our makgeolli is unfiltered with natural rice sediments that settle in the can.
Gently shake me before opening for a smooth and velvety soft sip.
SHAKE ME

SOOL

# We are raising funds to support brand expansion

### PRODUCT

New Flavor

Variety Packs

### MARKETING

Digital Marketing

Trade Marketing

Influencer Marketing

Brand Partnerships

Sponsorships

### SALES

Sales Team Expansion

Retail Chain Support

Distributor Support

Brand Ambassador Program

# Who Can Invest?

Anyone* in the world is able to invest with just $100 USD.

**Three provinces in Canada barr their residents from investing via American Crowdfunding: Quebec, Alberta, and Ontario.*

SOOL

# TEAM



**Carol Pak**
FOUNDER & CEO

ABInBev
Columbia Business School



**Rosemary Bang**
OPERATIONS DIRECTOR

Deloitte.



**CJ Meinecke**
SALES DIRECTOR

Constellation Brands
SweetWater Brewing Company



**Elizabeth Yik**
CREATIVE LEAD

DIVE STUDIOS
MINDSET

SOOL

## PRESS

Forbes
Condé Nast Traveler
The New York Times
FOOD52
GOURMET insider
BUSINESS INSIDER
THRILLIST
EATER
REFINERY29
NEW YORK


"An experience, a taste of history, and a celebration of craft."
MAKKU


MÀKKU
MAKKU
MÀKKU
MÀKKU

# THANK YOU

SOOL

# APPENDIX


MÀKKU
blueberry
premium makgeolli
MÀKKU
original
premium makgeolli